UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Microfield Group, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

59536W 10 4

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Vincent J. Cushing, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 5,852,330

	6.	Shared Voting Power 3,241,415

	7.	Sole Dispositive Power 5,852,330

	8.	Shared Dispositive Power 3,241,415

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,093,745

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.42%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Microfield Group, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 111 SW Columbia, Suite 480 Portland, Oregon 97201
Item 2.
	(a)	Name of Person Filing Vincent J. Cushing, Jr.
	(b)	Address of Principal Business Office or, if none, Residence c/o Sachnoff & Weaver, Ltd. 10 S. Wacker Drive, 40th Floor Chicago, IL 60606
	(c)	Citizenship United States
	(d)	Title of Class of Securities Common Stock, no par value
	(e)	CUSIP Number 59536W 10 4

Item 3.	Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c):
Not Applicable

Item 4.	Ownership
The percentages stated herein are based on a total of 75,552,437 shares of the Issuer’s common stock as of November 30, 2006.
	(a)	Amount beneficially owned: 9,093,745
	(b)	Percent of class: 11.42%
	(c)	Number of shares as to which the person has:
(i)

Sole power to vote or to direct the vote

5,852,330 shares of Common Stock which includes 4,060,914 shares which may be acquired upon the exercise of  common stock  warrants with an exercise price of $2.58 per share.

(ii)

Shared power to vote or to direct the vote

3,241,415 shares of Common Stock, of which: (a) 725,000 shares were contributed to each of two separate grantor retained annuity trusts for which the reporting person’s wife is trustee, and (b) 1,791,415 shares are held in trust for the benefit of the reporting person’s wife for which she acts as trustee.

(iii)

Sole power to dispose or to direct the disposition of

5,852,330 shares of Common Stock which includes 4,060,914 shares which may be acquired upon the exercise of common stock warrants with an exercise price of $2.58 per share.

(iv)

Shared power to dispose or to direct the disposition of

3,241,415 shares of Common Stock, of which: (a) 725,000 shares were contributed to each of two separate grantor retained annuity trusts for which the reporting person’s wife is trustee, and (b) 1,791,415 shares are held in trust for the benefit of the reporting person’s wife for which she acts as trustee.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose and effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2007

/s/ J. Todd Arkebauer
Name: J. Todd Arkebauer
Title: Attorney-in-fact for Vincent J. Cushing, Jr.*

* Duly authorized under Power of Attorney appointing J. Todd Arkebauer attorney-in-fact dated October 12, 2006, by Vincent J. Cushing, Jr., filed as Exhibit 24 to Mr. Cushing’s Form 4 filed with the SEC on October 17, 2006 related to his ownership in Microfield Group, Inc., and incorporated by reference herein.